Exhibit 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS FIRST HALF
RESULTS SHOW CONTINUED STRENGTH;
DIVIDEND INCREASES
FOR IMMEDIATE RELEASE: July 31, 2007
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced earnings growth of 17% over the first half of 2006, delivering net earnings of $44.1 million, or $1.26 per diluted weighted average share for the six months ended June 30, 2007. Net earnings growth in 2007 would have been 20%, excluding the effect of after-tax gains of $1.1 million recorded in the first half of 2006 on the sale of surplus property. The Company does not consider these gains to be part of its normal operating results. All dollar amounts are presented in United States dollars.
Gross auction proceeds (which until recently the Company referred to as gross auction sales) for the six months ended June 30, 2007 were $1.65 billion, 17% higher than the prior year’s first half gross auction proceeds and the largest first half in the Company’s history. Auction revenues for the first six months of 2007 were $163.9 million, representing growth of 22% compared to the first half of 2006. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 9.96% for the first half of 2007, compared to 9.60% for the first six months of 2006.
During the first six months of 2007, Ritchie Bros. conducted 87 unreserved industrial auctions at locations throughout North America, Europe, the Middle East, Australia, Mexico and Asia. Nine regional gross auction proceeds records were set during the first half of 2007, including the largest auction in the Company’s history in February at its permanent auction site in Orlando, Florida, which achieved gross auction proceeds of over $172 million. The Company also held 146 unreserved agricultural auctions in the first half of 2007, generating gross auction proceeds of $94.1 million, compared to 115 agricultural auctions with gross auction proceeds of $98.9 million in the first half of 2006.
The Company sold in excess of 137,000 lots from over 17,000 industrial consignments and had more than 129,000 bidder registrations at its industrial auctions during the six months ended June 30, 2007. The Company’s live auctions continued to be enhanced by internet bidding, and in the first half of 2007 the Company sold nearly $305 million worth of trucks and equipment to on-line buyers using the Company’s rbauctionBid-Live system.
Although the Company’s auctions have varied in size over the last 12 months, the average Ritchie Bros. industrial auction in the 12 month period ended June 30, 2007 attracted over 1,400 bidder registrations (12 months ended June 30, 2006 —1,300) and featured around 1,400 lots (12 months ended June 30, 2006 — 1,300) consigned by 188 consignors (12 months ended June 30, 2006 — 182), generating average gross auction proceeds of approximately $15.9 million per auction (12 months ended June 30, 2006 — $13.9 million). The Company’s agricultural auctions for the 12 months ended June 30, 2007 averaged approximately $0.7 million in size, compared to approximately $0.9 million for the 12 months ended June 30, 2006.
During the period, the Company established regional auction units in Hartford, Connecticut and Paris, France. The Company also completed the purchase of land near Paris, France, Kansas City, Missouri and Grande Prairie, Alberta, and intends to construct new permanent auction sites at these locations.

Gross auction proceeds for the quarter ended June 30, 2007 were $945.3 million, the largest quarterly gross auction proceeds in the Company’s history. Auction revenues for the second quarter of 2007 were $94.5 million and the auction revenue rate was 10.00%.
Peter Blake, the Company’s CEO, commented: “Continued strong performances in all of our markets contributed to our earnings growth in the first half of this year, indicating to us that the momentum of our unreserved auction model remains intact. We are maintaining our focus on growing our earnings at a sustainable pace by pursuing a three-pronged growth strategy, focusing on: (1) our people, to build the team that will help us achieve our growth objectives; (2) our places, to add the capacity to handle our growth; and (3) our processes, to develop and improve the systems and processes we use to conduct our business. We have refined the way we articulate our strategy, but the core of our growth model is unchanged and continues to deliver strong results for our shareholders.”
The Company’s Board of Directors today announced the declaration of a quarterly cash dividend of $0.24 per common share payable on September 14, 2007 to shareholders of record on August 24, 2007, representing a 14% increase over the Company’s previous quarterly dividend.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial assets, including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, materials handling, marine, agricultural and real estate industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2007 first half financial results at 8:00am Pacific Time (11:00am Eastern Time) on July 31, 2007. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; the Company’s ability to grow its earnings at a sustainable pace, build its team that will help it achieve its growth objectives, add the capacity to handle its growth, and develop and improve the systems and processes it uses to conduct its business; and the Company’s proposed construction of a new auction sites in Grande Prairie, Alberta, Kansas City, Missouri and Paris, France. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; our ability to attract and retain key employees, develop additional auction sites and successfully complete our M07 and other systems upgrades, and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands,	Six months ended	Six months ended
except share and per share amounts)	June 30, 2007	June 30, 2006

	(unaudited)	(unaudited)

Gross auction proceeds	$1,645,624	$1,402,021

Auction revenues	$163,905	$134,653
Direct expenses	20,009	17,791

	143,896	116,862

Expenses:
Depreciation and amortization	9,008	6,314
General and administrative	65,062	52,704

Earnings from operations	69,826	57,844
Other income (expense):
Interest expense	(706)	(720)
Gain on disposition of capital assets	156	1,917
Other income	920	471

Earnings before income taxes	70,196	59,512

Income taxes	26,082	21,788

Net earnings	$44,114	$37,724

Net earnings per share (1)	$1.27	$1.09
Net earnings per share — diluted (1)	$1.26	$1.08

Weighted average shares outstanding — diluted	35,010,723	34,835,574

Net earnings in accordance with GAAP	$44,114	$37,724
Less: after-tax gain on sale of excess property (1)	—	(1,087)

Adjusted net earnings	$44,114	$36,637

Adjusted net earnings per share	$1.27	$1.06
Adjusted net earnings per share — diluted	$1.26	$1.05

(1)	Net earnings for the six months ended June 30, 2006 included total gains of $1,812 ($1,087 after tax) recorded on the sale of excess property. The Company highlighted this amount because it does not consider this gain to be part of the normal course of its operations.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	June 30, 2007	June 30, 2006

	(unaudited)	(unaudited)

Gross auction proceeds	$945,256	$830,493

Auction revenues	$94,543	$78,680
Direct expenses	12,938	11,365

	81,605	67,315

Expenses:
Depreciation and amortization	4,783	3,060
General and administrative	34,333	26,551

Earnings from operations	42,489	37,704
Other income (expense):
Interest expense	(380)	(435)
Gain on disposition of capital assets	93	1,821
Other income	568	182

Earnings before income taxes	42,770	39,272

Income taxes	16,215	14,746

Net earnings	$26,555	$24,526

Net earnings per share (1)	$0.76	$0.71
Net earnings per share — diluted (1)	$0.76	$0.70

Weighted average shares outstanding — diluted	35,071,331	34,949,753

Net earnings in accordance with GAAP	$26,555	$24,526
Less: after-tax gain on sale of excess property (1)	—	(1,087)

Adjusted net earnings	$26,555	$23,439

Adjusted net earnings per share	$0.76	$0.68
Adjusted net earnings per share — diluted	$0.76	$0.67

(1)	Net earnings for the quarter ended June 30, 2006 included a gain of $1,812 ($1,087 after tax) recorded on the sale of excess property. The Company does not consider this gain to be part of the normal course of its operations.

Selected Balance Sheet Data (USD thousands)	June 30, 2007	December 31, 2006
	(unaudited)

Current assets	$362,292	$228,067
Current liabilities	255,415	133,698

Working capital	$106,877	$94,369

Total assets	721,726	554,227
Long-term debt	43,896	43,081
Total shareholders’ equity	410,049	368,637

Selected Operating Data (unaudited)	Six months ended	Six months ended
	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction proceeds	9.96%	9.60%
Number of consignors at industrial auctions	17,321	15,726
Number of bidders at industrial auctions	129,112	118,157
Number of buyers at industrial auctions	40,672	36,252
Number of permanent auction sites	27	26
Number of regional auction units	10	7
For further information, please contact:
Jeremy Black
Director of Finance

Phone:	604 273 7564
Fax:	604 273 2405
Email:	ir@rbauction.com